UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                              ELAMEX, S.A. DE C.V.
                              --------------------
                                (Name of Issuer)

                       CLASS I COMMON STOCK, NO PAR VALUE
                       ----------------------------------
                         (Title of Class of Securities)

                                    P36209107
                                    ---------
                                 (CUSIP Number)


                                 AUGUST 31, 1998
                                 ---------------
                     (Date of Event which Requires Filing of
                                 this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)

         [X]     Rule 13d-1(c)

         [ ]     Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

         General Electric Company
         14-0689340

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         N/A                                                      (a)  [ ]
                                                                  (b)  [ ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                       5       SOLE VOTING POWER                  385,000

     NUMBER OF
      SHARES           6       SHARED VOTING POWER                0
   BENEFICIALLY                    (SEE ITEM 5)
     OWNED BY
       EACH            7       SOLE DISPOSITIVE POWER             385,000
     REPORTING
   PERSON WITH
                       8       SHARED DISPOSITIVE POWER           0
                                   (SEE ITEM 5)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         385,000

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES             [  ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.2%

12       TYPE OF REPORTING PERSON
         C0


Item 1(a)         Name of Issuer:   Elamex, S.A. de C.V.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  Avenida Insurgentes No. 4145-B Ote.,
                  Cd. Juarez, Chihuahua Mexico C.P. 32340

Item 2(a)         Name of Person Filing:

                  General Electric Company ("GE") on behalf of its wholly owned subsidiary General Electric International, Inc., a Delaware corporation ("GE International").

Item 2(b)         Address of Principal Business Office or, if none, Residence:

               GE's address is 1 River Road, Schenectady, NY 12345-6999; GE also maintains executive offices at 3135 Easton Turnpike, Fairfield, CT 06431-0001. GE International's address is Two Corporate Drive, P.O. Box 861, 5th Floor, Shelton, CT 06484-0861.

Item 2(c)         Citizenship:

                  GE is a New York corporation. GE International is a Delaware corporation.

Item 2(d)         Title of Class of Securities:

                  Class I Common Stock, no par value

Item 2(e)         CUSIP Number:

                  P36209107

Item 3. If this statement is filed pursuant to ss. ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Act. (c) [ ] Insurance company as defined in Section 13(a)(19) of the Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

     (e) [ ] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     [j]  [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to ss. 240.13d-1(c), check this box [X].

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          385,000 shares of Class I Common Stock

     (b)  Percent of class:

          5.2%

     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or direct the vote

          385,000

          (ii) Shared power to vote or to direct the vote

          None

          (iii) Sole power to dispose or to direct the disposition of

          385,000

          (iv) Shared power to dispose or to direct the disposition of

          None

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       GENERAL ELECTRIC COMPANY



                                       By:    /S/ Robert E. Healing
                                              -----------------------
                                       Name:  Robert E. Healing
                                       Title: Corporate Counsel

                                       Dated: September 10, 1998